May 29, 2020

Via EDGAR Correspondence Filing

Edward P. Bartz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Trust High Yield Opportunities 2027 Term Fund (the “Fund”)
File Nos. 333-237878, 811-23565

Dear Mr. Bartz:

We have received your comments presented in your letter dated May 28, 2020 regarding the Registration Statement on Form N-2 for the above captioned Fund as filed with the Securities and Exchange Commission on April 28, 2020 (the “Registration Statement”). This letter serves to respond to those comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

PROSPECTUS

1.	Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund confirms that, prior to effectiveness of the Registration Statement, FINRA will have reviewed the proposed underwriting terms and arrangements described in the Registration Statement and have issued a statement expressing no objections thereto.

Cover Page – Investment Strategies

2.	This section states that the Fund’s investments in debt securities will have “varying maturities.” Please provide a more specific description of the Fund’s maturity policy in this section, or clarify that the Fund will invest in debt securities of any maturity.

Response: The Prospectus has been revised to clarify that the Fund may invest in debt securities of any maturity.

3.	This section also states that the Fund will invest in U.S. and non-U.S. securities. Please also disclose, as disclosed on page 31 of the prospectus, that the Fund’s non-U.S. securities will include emerging market securities.

Response: The Cover Page has been revised as requested.

Cover Page – Offering Table

4.	Footnote (3) to the offering table states that the Advisor has agreed to pay all organizational expenses of the Fund and all offering costs associated with the offering. Please provide an estimate of the organizational expenses and offering costs in this footnote, and in footnote (2) to the fee table on page 12 of the prospectus.

Response: The respective footnotes to the above-referenced offering table and fee table have been updated to provide an estimate of the organizational expenses and offering costs. For the purpose of the pre-effective amendment to the Registration Statement that will be filed shortly after this letter, such amounts have been left blank and will be provided in the “sizing” pre-effective amendment to the Registration Statement.

Inside Cover Page – Distributions

5.	This section states that the Fund intends to pay monthly distributions to shareholders out of legally available funds. Please disclose in this section, as disclosed in the “Distributions” section on page 46 of the prospectus, that the Fund’s distributions may include a return of capital. Please also disclose here and throughout the prospectus that a return of capital is a return to shareholders of a portion of their original investment in the Fund, and should not be considered as a dividend yield, total return, or net profit. Please also briefly describe the tax implications for shareholders of a return of capital distribution.

Response: The Prospectus has been revised as requested.

Prospectus Summary – Investment Policies and Strategies (Page 6)

6.	The first paragraph of this section states that the Fund will invest at least 80% of its Managed Assets in high yield debt securities. Please include the term “junk bonds” or “junk securities” in this description.

Response: The Prospectus has been revised as requested.

7.	The first paragraph of this section also discloses that the Fund’s investments will include derivatives. Please confirm to us that, for purposes of the Fund’s 80% policy, the Fund’s derivative investments will be valued at their market value, rather than their notional value.

Response: The Fund confirms that, for purposes of its 80% policy, it will value its derivative investments at their market value rather than their notional value.

8.	The third paragraph of this section states that the Fund will treat all Senior Loans in which it invests as below investment grade securities for purposes of the Fund’s 80% policy. Please explain to us the basis for this statement. We may have additional comments after reviewing your response.

Response: The Prospectus has been revised to remove the above-referenced statement and updated to state that “[i]f the nationally recognized statistical rating organizations (“NRSROs”) assign different ratings to the same Senior Loan, the Fund will use the lowest available rating for purposes of its 80% policy.”

9.	The fourth paragraph of this section states that high yield debt securities in which the Fund may invest may include preferred stocks and convertible securities. Since preferred stocks are an equity investment rather than a debt investment, please delete preferred stocks from this description of the Fund’s investments in debt securities. Also, since “convertible securities” could include convertible preferred stock, which is an equity security, please clarify that the Fund’s debt securities may include convertible bonds rather than convertible securities.

Response: The Prospectus has been revised to remove the above-referenced disclosure.

10.	If the Fund’s convertible securities will include contingent convertible bonds, please disclose in this section, and provide appropriate risk disclosure in the discussions of the Fund’s risks.

Response: The Fund confirms that it will not invest in contingent convertible securities.

11.	The seventh paragraph of this section states that, during the period in which the Fund is approaching its Termination Date, the Fund may deviate from its investment policies and objective, and may invest up to 100% of its Managed Assets in short-term investments. Please confirm that if the Fund determines to deviate from its policy to invest at least 80% of its Managed Assets in high yield debt securities, it will, in accordance with Rule 35d-1 under the Investment Company Act, notify shareholders and change the 80% policy and the Fund’s name.

Response: The Fund notes that, in the release adopting Rule 35d-1 (the “Adopting Release”), the Commission observed that funds may depart from the 80% investment requirement under “appropriate circumstances.” The Adopting Release discussed, for example, that the “under normal circumstances” standard would permit a new fund to comply with the 80% investment requirement within a “reasonable time” after commencing operations—noting that such process should not take in excess of six months in the Staff’s view. The Fund submits that it is equally appropriate to apply this standard to the winding-down of the Fund’s portfolio in connection with the scheduled termination of the Fund. Accordingly, the Fund believes its investment approach and portfolio composition during the six-month period prior to the scheduled Termination Date, when it may begin to liquidate its high yield debt securities and/or increase its non-high yield debt security investments, such that the Fund may invest less than 80% of its Managed Assets in high yield debt securities, is not inconsistent with the requirements of Rule 35d-1 as interpreted by the Staff.

12.	Please also disclose in this section that, as disclosed in the “Restrictive Loan Covenants Risk” section on page 27 of the prospectus, the Fund will invest in “covenant-lite” loans, and briefly describe the characteristics of covenant-lite loans.

Response: The Prospectus has been revised as requested.

13.	The last paragraph of this section states that, unless otherwise specified, the investment policies and limitations of the Fund are not considered to be fundamental by the Fund and can be changed without a vote of shareholders. Please disclose what notice shareholders will be given regarding changes to the Fund’s non-fundamental policies and limitations (e.g., 60 days’ notice).

Response: The Prospectus has been revised as requested.

Prospectus Summary – Seven-Year Term (Page 8)

14.	This section states that the Fund’s seven-year term may be extended up to six months by a vote of the Board, and may be extended for any length of time upon shareholder approval. A fund with a limited term (i.e., “2027 Term”) in its name would be expected to terminate at the end of the named period. Accordingly, please delete the provision in the Declaration of Trust and the prospectus that provides that the term may be extended beyond 2027 upon board approval (i.e., six months) and indefinitely upon shareholder approval, or explain to us how the Fund’s name is not potentially misleading in light of this provision.

Response: The Fund does not believe that a termination on or about February 1, 2028 following a six-month extension as may be approved by the Board of Trustees would cause its name to be materially misleading in accordance with Section 35(d) of the 1940 Act. Fund management commits to propose to the Board of Trustees (prior to requesting effectiveness of the Registration Statement) that the Fund’s Declaration of Trust be amended to remove the above-referenced provision in the Declaration regarding a further extension of the term of the Fund upon shareholder approval. The Fund understands that the foregoing amendment is necessary in order to seek effectiveness of the Registration Statement.

Prospectus Summary – Use of Leverage (Page 9)

15.	This section states that the Fund will seek to limit its overall “effective leverage” to 40% of its Managed Assets. Please clarify the disclosure in this section by explaining what is meant by “effective leverage.” Also, please explain to us whether the Fund’s use of derivatives will be subject to Section 18 of the Investment Company Act.

Response: The Prospectus has been revised as requested. The Fund confirms it will seek to comply with Section 18 of the 1940 Act. In this regard, the Fund will seek to use derivative instruments (if any) in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials.

16.	The last paragraph of this section states that, “because the management fee received by the Advisor is based on Managed Assets (which includes assets attributable to the Fund’s borrowings), there is a financial incentive for the Advisor to cause the Fund to use leverage.” Please also disclose that other forms of leverage, such as the Fund’s derivative investments, are also included in Managed Assets.

Response: The Prospectus has been revised as requested.

Prospectus Summary – Special Risk Considerations (Page 11)

17.	Please revise this section to provide a brief description of the principal risk factors associated with an investment in the Fund.

Response: The Prospectus has been revised as requested.

Summary of Fund Expenses (Page 12)

18.       Please provide us with a completed fee table and example as soon as possible.

Response: The Prospectus has been revised as requested.

19.	Please revise footnote (5) to the fee table to clarify that interest on borrowed funds is estimated based upon the assumed borrowing as described.

Response: The Prospectus has been revised as requested.

Use of Proceeds (Page 13)

20.	This section states that the Fund expects it will be able to invest substantially all of the net proceeds of the offering in accordance with its investment objective and policies “within __ to __ days after completion of the offering.” If the Fund expects this investment period to exceed three months, please disclose the reasons for this expected delay. See Guide 1 to Form N-2.

Response: The Fund does not expect such investment period to exceed three months.

Portfolio Composition – Below Investment Grade Securities (Page 17)

21.	The third paragraph of this section states that the Fund's investments may include defaulted or distressed securities, including securities of companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations or financial restructurings. Please add this disclosure to the “Investment Policies and Strategies” section in the prospectus summary.

Response: The Prospectus has been revised as requested.

Use of Leverage – Borrowings (Page 19)

22.	Please let us know if the terms of the credit facility are expected to be finalized before the requested date of acceleration. If so, please provide the material terms of the credit facility agreement, and include a copy of the agreement as an exhibit to the registration statement.

Response: The terms of the Fund’s borrowings from a bank or other financial institution are not expected to be finalized before the requested date of acceleration.

23.	The first paragraph of this section states that the Fund expects that any credit facility will have “customary covenant” and “negative covenant” provisions. Please explain in this section the meanings of “customary covenant” and “negative covenant” provisions.

Response: The Prospectus has been revised to provide examples of such covenants.

Risks (Page 20)

24.	Please revise this section to distinguish between and principal and non-principal risks. See Item 8.3.a of Form N-2. Also, we note that there are duplicate disclosures of many risks in this section (e.g., LIBOR and senior loans). Wherever possible, please consolidate all similar risks together.

Response: The Prospectus has been revised in response to your comment.

Risks – Government Intervention in Financial Markets Risk (Page 21)

25.	The first paragraph of this section states that the “instability in the financial markets in the recent past led the U.S. government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets.” Please provide more specific details in this section regarding the government’s recent intervention in the financial markets (e.g., emergency lending facilities, buy back of bonds).

Response: The Prospectus has been revised as requested.

Risks – Interest Rate Risk (Page 25)

26.	Please discuss in this section that interest rates are at a historic low, and describe the impact of the current interest rate environment on the Fund’s investments.

Response: The Fund notes that the above referenced section had already provided the requested disclosure. This section has been revised to specifically reference the Fund’s debt security investments.

Risks – Shareholder Activism Risk (Page 26)

27.	The first paragraph of this section states that, “[w]hile the Fund is currently not subject to any shareholder activism,” it may be in the future. Since this is a new fund and therefore would not be expected to be currently subject to any shareholder activism, please delete the above italicized segment of this sentence from this paragraph.

Response: The Prospectus has been revised as requested.

Risks – Duration Risk (Page 35)

28.	Please provide a numerical example of the meaning of duration in this section, and ensure that the example is reflective of the approximate expected duration of the Fund’s portfolio.

Response: The Prospectus has been revised to provide a numerical example of the meaning of duration. The Fund notes that, while it is not subject to any parameters with respect to the portfolio’s overall duration, the numerical example provided is not expected to be inconsistent with the duration range initially anticipated by the Fund.

Risks – Portfolio Turnover Risk (Page 37)

29.	This section states that the Fund’s portfolio turnover may vary greatly from year to year. Please disclose in the “Investment Policies and Strategies” section on page 6 of the prospectus that the Fund’s investment strategy may lead to a high level of portfolio turnover.

Response: Although the portfolio turnover rate may vary from year to year, the Fund does not initially anticipate its investment strategy will lead to an annual turnover rate greater than 75% (as reflected in the updated disclosure to this section).

Risks – Anti-takeover Provisions (Page 37)

30.	Please add the disclosure in this section, as well as the cross-reference, to the prospectus summary section. See Guide 3 to Form N-2.

Response: The Prospectus has been revised as requested.

Investment Management Agreement (Page 39)

31.	Please disclose in this section that, for purposes of calculating the Fund’s Managed Assets, the Fund’s derivative investments are valued at their market value, not at their notional value.

Response: The Prospectus has been revised as requested.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund (Page 33)

32.	We note that much of the information required by this section has been left blank. Please ensure that the Fund’s pre-effective amendment provides all of the information required by Item 18 of Form N-2 for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund. See Item 18.17 of Form N-2.

Response: The SAI has been revised as requested.

PART C – OTHER INFORMATION

Item 25: Financial Statements and Exhibits

33.	Please file the actual agreements listed as exhibits, rather than forms thereof.

Response: The Fund confirms it will file actual agreements listed as exhibits.

34.	Pursuant to the FAST Act, please include hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. See Rule 411 under the Securities Act and Rule 0-4 under the Investment Company Act.

Response: The Fund confirms it will include the requested hyperlinks.

Item 30: Indemnification

35.	Please include in this section the undertaking required by Rule 484(a)(3) under the Securities Act.

Response: Item 30 has been revised as requested.

DECLARATION OF TRUST

36.	Please delete “expressly granted” from the federal securities law carve-out in section 11.4(c). We also note that the Fund’s Declaration of Trust contains exclusive jurisdiction and waiver of jury trial provisions in sections 11.4(d) and (e). With respect to the waiver of jury trial provision, please revise the Declaration of Trust to carve out federal securities law claims from such waiver. In addition, please add disclosure in the prospectus that: (1) clearly and prominently describes each provision; (2) clearly describes any risks or other impacts on investors of each provision (e.g., increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable); and (3) addresses any uncertainty about enforceability.

Response: The Fund notes that the Declaration of Trust may be amended only by action of the Board of Trustees. Fund management confirms it will recommend to the Trustees (prior to seeking effectiveness of the Registration Statement) the requested amendment to Section 11.4(c) of the Declaration. With respect to the requested amendment to 11.4(e), the Fund notes that Section 11.4(c), which applies to the entire Declaration, provides the following:

No provision of this Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.

Accordingly, the Fund believes the foregoing would apply to the provisions of Sections 11.4(e) that would otherwise restrict any shareholder rights relating to federal securities law claims. Moreover, Section 11.4(e) is qualified to provide that the waiver applies only “to the fullest extent permitted by law.” That said, Fund management confirms it will recommend to the Trustees (prior to seeking effectiveness of the Registration Statement) the requested amendment to Section 11.4(e) of the Declaration to the extent the Staff continues to believe such amendment is necessary. The Fund understands that the foregoing amendments are necessary in order to seek effectiveness of the Registration Statement.

With respect to the first requested disclosure item in your comment, the Fund refers you to “Certain Provisions in the Declaration of Trust” in the SAI, which describes the forum selection and jury waiver provisions. With respect to the second requested disclosure item in your comment, the Prospectus has been revised to provide in part that:

. . . the Declaration contains provisions governing the bringing of claims by shareholders against the Fund, including a forum selection provision and the waiver of jury trials to the fullest extent permitted by law. These provisions could have the effect of discouraging suits by shareholders or making them more costly to bring. See “Certain Provisions in the Declaration of Trust” in the SAI.

With respect to the third requested disclosure item in your comment, the Fund notes that it is not aware of any case law in Massachusetts that would prevent a Massachusetts business trust, like the Fund, from providing for courts in Massachusetts to be the proper forum for resolving internal claims, or for providing for a waiver of jury trials to the fullest extent permitted by law. As a result, the Fund confirms no additional disclosure relating to enforceability is necessary.

GENERAL COMMENTS

37.	Please advise us whether you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has not presented, nor expects to present, any “test the waters” materials (in reliance on Rule 163B under the Securities Act of 1933) to potential investors in connection with this offering.

38.	We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund acknowledges this comment.

39.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund will inform the Staff of omitted information in reliance on Rule 430A under the Securities Act prior to seeking effectiveness of the Registration Statement.

40.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund has not submitted, and does not currently plan to submit, any exemptive applications or no-action requests in connection with the Registration Statement.

41.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund believes it has responded to each of the comments provided in your letter dated May 28, 2020 and will file a pre-effective amendment to the Registration Statement reflecting such responses.

*   *   *   *   *   *   *   *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Jonathan A. Koff at (312) 845-2978, Morrison C. Warren at (312) 845-3484 or the undersigned at (312) 845-3273.

Very truly yours,
Chapman and Cutler LLP
By	/s/ Walter Draney
Walter Draney

cc: Amy Lum, Esq.; First Trust Portfolios L.P.